File Nos. 333- ______
                                                                   811-5200
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [X]
     Pre-Effective Amendment No.                                         [ ]
     Post-Effective Amendment No.                                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
     Amendment No. 22                                                    [X]

                      (Check appropriate box or boxes.)

     COVA VARIABLE ANNUITY ACCOUNT ONE
     __________________________________
     (Exact Name of Registrant)

     COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
     _______________________________________________
     (Name of Depositor)

     One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois        60181-4644
     ______________________________________________________        __________
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (800) 831-5433

     Name and Address of Agent for Service
          Lorry J. Stensrud, President
          Cova Financial Services Life Insurance Company
          One Tower Lane, Suite 3000
          Oakbrook Terrace, Illinois  60181-4644
          (800) 523-1661

     Copies to:
          Judith A. Hasenauer            and   Frances S. Cook
          Blazzard, Grodd & Hasenauer, P.C.    First Vice President and
          P.O Box 5108                         Associate Counsel
          Westport, CT  06881                  Cova Financial Services
                                                 Life Insurance Company
          (203) 226-7866                       One Tower Lane, Suite 3000
                                               Oakbrook Terrace, IL 60181-4644



Approximate Date of Proposed Public Offering:
   As soon as practicable after the effective date of this Filing.

Calculation of Registration Fee under the Securities Act of 1933:
   Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

==============================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Registrant has declared that it has registered an indefinite number or amount of securities in accordance with Rule 24f-2 under the Investment Company Act of 1940. Registrant filed its Rule 24f-2 Notice for the most recent fiscal year on or about February 28, 1997.

                               EXPLANATORY NOTE

==============================================================================

This Registration Statement contains two prospectuses (Version A and Version
B). The two versions are identical except for the funding options and Version A does not have a Profile (Version B uses a Profile instead of a Summary). The distribution system for each version of the Prospectus is different. These Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

==============================================================================



          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           --------------------------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Special Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Profile

Item 4.   Condensed Financial Information  . . .   Appendix A

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Other Information - Cova; The
                                                   Separate Account; Investment
                                                   Options



Item 6.   Deductions and Expenses. . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   The Fixed and Variable Annuity

Item 8.   Annuity Period . . . . . . . . . . . .   Income Phase

Item 9.   Death Benefit. . . . . . . . . . . . .   Death Benefit

Item 10.  Purchases and Contract Value . . . . .   Purchase

Item 11.  Redemptions. . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . .   Taxes

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Company

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Distribution

Item 21.  Calculation of Performance Data. . . .   Performance Information

Item 22.  Annuity Payments . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements



                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.


                               PART A - VERSION A


                                 THE  FIXED
                            AND  VARIABLE  ANNUITY
                                 ISSUED  BY
                     COVA  VARIABLE  ANNUITY  ACCOUNT  ONE
                                    AND
                          COVA  FINANCIAL  SERVICES
                          LIFE  INSURANCE  COMPANY


This prospectus describes the Fixed and Variable Annuity Contract offered by Cova Financial Services Life Insurance Company (Cova).

The annuity contract has 32 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 31 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios. CURRENTLY, IF YOU ARE NOT PARTICIPATING IN AN ASSET ALLOCATION PROGRAM, YOU CAN ONLY INVEST IN 15 INVESTMENT PORTFOLIOS AT ANY ONE TIME.


AIM VARIABLE INSURANCE FUNDS, INC.:
      MANAGED A I M ADVISORS, INC.
      AIM V.I. Capital Appreciation Fund
      AIM V.I. International Equity Fund
      AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:
      MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      Premier Growth Portfolio
      Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST:
      MANAGED BY NEWPORT FUND MANAGEMENT INC.
      Newport Tiger, Variable Series

GENERAL AMERICAN CAPITAL COMPANY:
      MANAGED BY CONNING ASSET MANAGEMENT COMPANY
      Money Market Fund

COVA SERIES TRUST:
      MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.
      Small Cap Stock Portfolio
      Large Cap Stock Portfolio
      Select Equity Portfolio
      International Equity Portfolio
      Quality Bond Portfolio
      MANAGED BY LORD, ABBETT & CO.
      Bond Debenture Portfolio
      Large Cap Research Portfolio
      Developing Growth Portfolio
      Mid Cap Value Portfolio
      Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES:
      MANAGED BY ZURICH KEMPER VALUE ADVISORS, INC.
      Kemper Small Cap Value Portfolio
      MANAGED BY ZURICH KEMPER INVESTMENTS, INC.
      Kemper Government Securities Portfolio
      Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.:
      MANAGED BY LORD, ABBETT & CO.
      Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST:
      MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
      MFS Emerging Growth Series
      MFS Research Series
      MFS Growth With Income Series
      MFS High Income Series
      MFS World Governments Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS:
      MANAGED BY OPPENHEIMERFUNDS, INC.
      Oppenheimer High Income Fund
      Oppenheimer Bond Fund
      Oppenheimer Growth Fund
      Oppenheimer Growth & Income Fund
      Oppenheimer Strategic Bond Fund


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _____, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 831-5433 or write us at: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

___________,  1997.


TABLE  OF  CONTENTS                                                       Page

   INDEX  OF  SPECIAL  TERMS

   SUMMARY

   FEE  TABLE

   EXAMPLES

1.  THE  ANNUITY  CONTRACT

2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

3.  PURCHASE
   Purchase  Payments
   Allocation  of  Purchase  Payments
   Accumulation  Units

4.  INVESTMENT  OPTIONS
   AIM Variable Insurance Funds, Inc.
   Alliance Variable Products Series Fund, Inc.
   Liberty Variable Investment Trust
   General American Capital Company
   Cova Series Trust
   Investors Fund Series
   Lord Abbett Series Fund, Inc.
   MFS Variable Insurance Trust
   Oppenheimer Variable Account Funds
   Transfers
   Dollar  Cost  Averaging  Program
   Automatic  Rebalancing  Program
   Approved  Asset  Allocation  Programs
   Voting  Rights
   Substitution

5.  EXPENSES
   Insurance  Charges
   Contract  Maintenance  Charge
   Withdrawal  Charge
   Reduction  or  Elimination  of  the
     Withdrawal  Charge
   Premium  Taxes
   Transfer  Fee
   Income  Taxes
   Investment  Portfolio  Expenses

6.  TAXES
   Annuity  Contracts  in  General
   Qualified  and  Non-Qualified  Contracts
   Withdrawals  -  Non-Qualified  Contracts
   Withdrawals  -  Qualified  Contracts
   Withdrawals  -  Tax-Sheltered  Annuities
   Diversification

7.  ACCESS  TO  YOUR  MONEY
   Systematic  Withdrawal  Program

8.  PERFORMANCE

9.  DEATH  BENEFIT
   Upon  Your  Death
   Death  of  Annuitant

10.OTHER  INFORMATION
   Cova
   The  Separate  Account
   Distributor
   Ownership
   Beneficiary
   Assignment
   Suspension  of  Payments  or  Transfers
   Financial  Statements

TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF
ADDITIONAL  INFORMATION

APPENDIX - PERFORMANCE INFORMATION

INDEX  OF  SPECIAL  TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                    PAGE
Accumulation  Phase
Accumulation  Unit
Annuitant
Annuity  Date
Annuity  Options
Annuity  Payments
Annuity  Unit
Beneficiary
Fixed  Account
Income  Phase
Investment  Portfolios
Joint  Owner
Non-Qualified
Owner
Purchase  Payment
Qualified
Tax  Deferral


SUMMARY

The sections in this Summary correspond to sections in this prospectus which discuss the topics in more detail.

1. THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The Contract provides a means for investing on a tax-deferred basis in a fixed account of Cova and 31 investment portfolios. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The fixed account offers an interest rate that is guaranteed by the insurance company, Cova. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Cova.

This Contract also offers 31 investment  portfolios  which are listed in Section
4. These portfolios are designed to offer a potentially better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

You can put money into any or all of the investment portfolios and the fixed account. You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 5, 10 or 20 years (as you select) if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE. You can buy this Contract with $5,000 or more under most circumstances. You can add $2,000 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS. You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds.

Currently, if you are not participating in an asset allocation program, you can only invest in 15 investment portfolios at any one time.

AIM VARIABLE INSURANCE FUNDS, INC.:
      MANAGED A I M ADVISORS, INC.
      AIM V.I. Capital Appreciation Fund
      AIM V.I. International Equity Fund
      AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:
      MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      Premier Growth Portfolio
      Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST:
      MANAGED BY NEWPORT FUND MANAGEMENT INC.
      Newport Tiger, Variable Series

GENERAL AMERICAN CAPITAL COMPANY:
      MANAGED BY CONNING ASSET MANAGEMENT COMPANY
      Money Market Fund

COVA SERIES TRUST:
      MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.
      Small Cap Stock Portfolio
      Large Cap Stock Portfolio
      Select Equity Portfolio
      International Equity Portfolio
      Quality Bond Portfolio
      MANAGED BY LORD, ABBETT & CO.
      Bond Debenture Portfolio
      Large Cap Research Portfolio
      Developing Growth Portfolio
      Mid Cap Value Portfolio
      Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES:
      MANAGED BY ZURICH KEMPER VALUE ADVISORS, INC.
      Kemper Small Cap Value Portfolio
      MANAGED BY ZURICH KEMPER INVESTMENTS, INC.
      Kemper Government Securities Portfolio
      Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.:
      MANAGED BY LORD, ABBETT & CO.
      Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST:
      MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
      MFS Emerging Growth Series
      MFS Research Series
      MFS Growth With Income Series
      MFS High Income Series
      MFS World Governments Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS:
      MANAGED BY OPPENHEIMERFUNDS, INC.
      Oppenheimer High Income Fund
      Oppenheimer Bond Fund
      Oppenheimer Growth Fund
      Oppenheimer Growth & Income Fund
      Oppenheimer Strategic Bond Fund




Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each.

Each year Cova deducts a $30 contract maintenance charge from your Contract. Cova currently waives this charge if the value of your Contract is at least $50,000. Cova also deducts for its insurance charges which total 1.40% of the average daily value of your Contract allocated to the investment portfolios.

There are also investment charges which range from .205% to 1.27% of the average daily value of the investment portfolio depending upon the investment portfolio.

If you take your money out, Cova may assess a withdrawal charge which is equal to 5% of the purchase payment you withdraw. When you begin receiving regular income payments from your annuity, Cova will assess a state premium tax charge, if applicable, which ranges from 0-4% depending upon the state.

6. TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. After the first year, you can take up to 10% of your total purchase payments each year without charge from Cova. Withdrawals in excess of that will be charged 5% of each payment you take out. Each purchase payment you add to your Contract has its own 5 year withdrawal charge period. After Cova has had a payment for 5 years, there is no charge for withdrawing that payment. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE. The value of the Contract will vary up or down depending upon the investment performance of the Portfolio(s) you choose. Cova may provide total return figures for each investment portfolio.

9. DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of three amounts: 1) the money you've put in less any money you've taken out, and the related withdrawal charges, or 2) the value of your contract at the time the death benefit is to be paid, or 3) the value of your contract at the most recent 5th-year-anniversary before the date of death plus any money you've added since that anniversary minus any money you've taken out since that anniversary, and the related withdrawal charges. If you die after age 80, slightly different rules apply.

10.  OTHER INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a withdrawal charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. If we're required by law to return your original payment, we will put your money in the Money Market Fund during the free-look period.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This Contract has additional features you might be interested in. These include:

     You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

     You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

     Under certain circumstances, Cova will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the Nursing Home Waiver.

These features are not available in all states and may not be suitable for your particular situation.

11.  INQUIRIES.  If you need more information, please contact us at:

                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661




COVA  VARIABLE  ANNUITY  ACCOUNT  ONE  FEE  TABLE

OWNER  TRANSACTION  EXPENSES
Withdrawal  Charge  (see  Note  2  below) 5%  of  purchase  payment  withdrawn


TRANSFER  FEE  (see Note  3  below)
      No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer or, if less, 2% of the amount transferred.

CONTRACT MAINTENANCE CHARGE (see Note 4 below)    $30 per contract per year

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)
Mortality and Expense Risk Premium              1.25%
Administrative Expense Charge                    .15%
                                                -----
TOTAL SEPARATE ACCOUNT
 ANNUAL EXPENSES                                1.40%


INVESTMENT  PORTFOLIO  EXPENSES
(as  a  percentage  of  the  average  daily  net  assets  of  an  investment  portfolio)



AIM VARIABLE INSURANCE FUNDS, INC.

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        -----------          ---------------------  --------------------

Managed by A I M Advisors, Inc.

    AIM V.I. Capital Appreciation Fund      .64%                      .09%                .73%
    AIM V.I. International Equity Fund      .75%                      .21%                .96%
    AIM V.I. Value Fund                     .64%                      .09%                .73%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                  reimbursement)         reimbursement)*
                                            -----------          ---------------------  -----------------

Managed by Alliance Capital
Management L.P.

    Premier Growth Portfolio                  .72%                      .23%                   .95%
    Real Estate Investment Portfolio**          0%                      .95%                   .95%

*The expenses are net of voluntary reimbursements.  Expenses have been capped at .95% annually for each of the portfolios listed above.  The adviser to the Fund intends to continue such reimbursements for the foreseeable future.  Absent such reimbursement, the management fees would have been 1.00% and the other expenses would have been .23% for the Premier Growth Portfolio.  The estimated expenses for the Real
Estate Investment Portfolio, before reimbursement, are: .90% management fees and 5.10% for other expenses.

**Annualized.

LIBERTY VARIABLE INVESTMENT TRUST

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        -----------          ---------------------  --------------------

Managed by Newport Fund
Management Inc.

    Newport Tiger, Variable Series       .90%                     .37%                  1.27%


GENERAL AMERICAN CAPITAL COMPANY

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        -----------          ---------------------  --------------------

Managed by Conning Asset
Management Company

    Money Market Fund                     .205%                     .00%                  .205%

COVA SERIES TRUST

                                                                               Total Annual
                                                        Other Expenses         Portfolio
                                   Management           (after expense         (after expense
                                   Fees                  reimbursement)(1)     reimbursement)(1)
                                   -----------          ---------------------  -----------------

Managed by J.P. Morgan
Investment Management Inc.
  Select Equity Portfolio*                .75%                           .10%           .85%
  Small Cap Stock Portfolio*              .85%                           .10%           .95%
  International Equity Portfolio*         .85%                           .10%           .95%
  Quality Bond Portfolio*                 .55%                           .10%           .65%
  Large Cap Stock Portfolio*              .65%                           .10%           .75%

Managed by Lord, Abbett & Co.
  Bond Debenture Portfolio*               .75%                           .10%           .85%
  Mid-Cap Value Portfolio**              1.00%                           .10%          1.10%
  Large Cap Research Portfolio**         1.00%                           .10%          1.10%
  Developing Growth Portfolio**           .90%                           .10%          1.00%
  Lord Abbett Growth and Income
     Portfolio**                          .65%                           .10%           .75%
---------------------------------  -----------           ---------------------  -------------

(1)  Since August 20, 1990, Cova has been reimbursing the investment portfolios of  Cova  Series Trust for all operating expenses (exclusive of the management fees)  in  excess  of  approximately  .10%.  Absent  the  expense reimbursement, the percentages shown  for  total annual  portfolio expenses (on an annualized basis)
for the year  or  period ended December 31, 1996 would have been 1.70% for the Select
Equity Portfolio, 2.68% for the  Small  Cap Stock Portfolio, 3.80% for the International
Equity Portfolio, 1.52% for  the  Quality  Bond Portfolio, 1.23% for the Large Cap Stock
Portfolio and 2.05%  for  the  Bond  Debenture  Portfolio.

*Annualized.  The Portfolio commenced regular investment operations on April 2, 1996.
**Estimated.  The Portfolio commenced regular investment operations on ______________, 1997.

INVESTORS FUND SERIES

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        -----------          ---------------------  --------------------

Managed by Zurich Kemper Value
Advisors, Inc.

    Kemper Small Cap Value Portfolio       .75%                     .20%(*)                .95%
Managed by Zurich Kemper
Investments, Inc.

    Kemper Government Securities Portfolio .55%                     .11%                    .66%
    Kemper Small Cap Growth Portfolio      .65%                     .10%                    .75%

*Estimated first year expenses


LORD ABBETT SERIES FUND, INC.


                                            Management   12b-1                          Total Annual
                                            Fees          Fees    Other Expenses        Portfolio Expenses
                                            ----------   -----    ---------------      -------------------

Managed by Lord, Abbett & Co.

    Growth and Income Portfolio*              .50%        .07%         .02%                 .59%

*The Growth and Income Portfolio of Lord Abbett Series Fund, Inc. has a 12b-1 plan which provides for payments to Lord, Abbett & Co. for remittance to a life insurance company for certain distribution expenses (see the Fund Prospectus).  The 12b-1 plan provides that such remittances, in the aggregate, will not exceed .15%, on an annual basis, of the daily net asset value of shares of the Growth and
Income portfolio.  As of May 1, 1997, no payments had been made under the 12b-1 plan.  For the year ending December 31, 1997, the 12b-1 fees are estimated to be .07%.  The examples below for this
Portfolio reflect the estimated 12b-1 fees.

MFS VARIABLE INSURANCE TRUST

                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                  reimbursement)*       reimbursement)*
                                            -----------          ---------------------  -------------------


Managed by Massachusetts Financial
Services Company

    MFS Emerging Growth Series                 .75%                     .25%                1.00%
    MFS Research Series                        .75%                     .25%                1.00%
    MFS Growth With Income Series              .75%                     .25%                1.00%
    MFS High Income Series                     .75%                     .25%                1.00%
    MFS World Governments Series               .75%                     .25%                1.00%

*The adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, so that each Series' "Other Expenses" do not exceed .25% annually for each Series listed above.
Absent such reimbursement, "Total Annual Portfolio Expenses" would be: 1.16% for the MFS Emerging Growth
Series; 1.48% for the MFS Research Series; 2.07% for the MFS Growth With Income Series; 1.62% for the
MFS High Income Series; and 2.03% for the MFS World Governments Series.

OPPENHEIMER VARIABLE ACCOUNT FUNDS


                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                  reimbursement)        reimbursement)
                                            -----------          ---------------------  -------------------

Managed by OppenheimerFunds, Inc.

    Oppenheimer High Income Fund              .75%                     .06%                 .81%
    Oppenheimer Bond Fund                     .74%                     .04%                 .78%
    Oppenheimer Growth Fund*                  .75%                     .04%                 .79%
    Oppenheimer Growth & Income Fund          .75%                     .25%                1.00%
    Oppenheimer Strategic Bond Fund           .75%                     .10%                 .85%

*Total Annual Portfolio Expenses would have been .81% in the absence of a voluntary one-time fee reimbursement.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

(a)upon  surrender  at  the  end  of  each  time  period;
(b)if  the  contract  is  not  surrendered  or  is  annuitized.


                                               Time  Periods


                                            1 year     3 years
                                           ---------  ----------

AIM VARIABLE INSURANCE FUNDS, INC.

    Managed by A I M Advisors, Inc.

    AIM V.I. Capital Appreciation Fund      (a)$       (a)$
                                            (b)$       (b)$
    AIM V.I. International Equity Fund      (a)$       (a)$
                                            (b)$       (b)$
    AIM V.I. Value Fund                     (a)$       (a)$
                                            (b)$       (b)$

ALLIANCE VARIABLE PRODUCTS SERIES FUND,
INC.

    Managed by Alliance Capital
    Management L.P.

    Premier Growth Portfolio                (a)$       (a)$
                                            (b)$       (b)$
    Real Estate Investment Portfolio        (a)$       (a)$
                                            (b)$       (b)$

LIBERTY VARIABLE INVESTMENT TRUST

   Managed by Newport Fund Management Inc.

   Newport Tiger, Variable Series           (a)$       (a)$
                                            (b)$       (b)$

GENERAL AMERICAN CAPITAL COMPANY

   Managed by Conning Asset Management
   Company

   Money Market Fund                        (a)$       (a)$
                                            (b)$       (b)$

COVA SERIES TRUST

    Managed by J.P. Morgan Investment
    Management Inc.

    Small Cap Stock Portfolio               (a)$       (a)$
                                            (b)$       (b)$
    Large Cap Stock Portfolio               (a)$       (a)$
                                            (b)$       (b)$
    Select Equity Portfolio                 (a)$       (a)$
                                            (b)$       (b)$
    International Equity Portfolio          (a)$       (a)$
                                            (b)$       (b)$
    Quality Bond Portfolio                  (a)$       (a)$
                                            (b)$       (b)$

    Managed by Lord, Abbett & Co.

    Bond Debenture Portfolio                (a)$        (a)$
                                            (b)$        (b)$
    Large Cap Research Portfolio            (a)$        (a)$
                                            (b)$        (b)$
    Developing Growth Portfolio             (a)$        (a)$
                                            (b)$        (b)$
    Mid Cap Value Portfolio                 (a)$        (b)$
                                            (b)$        (b)$
    Lord Abbett Growth & Income Portfolio   (a)$        (a)$
                                            (b)$        (b)$

INVESTORS FUND SERIES

    Managed by Zurich Kemper
    Value Advisors, Inc.

    Kemper Small Cap Value Portfolio        (a)$        (a)$
                                            (b)$        (b)$
    Managed by Zurich Kemper Investments,
    Inc.

    Kemper Government Securities Portfolio  (a)$        (a)$
                                            (b)$        (b)$
    Kemper Small Cap Growth Portfolio       (a)$        (a)$
                                            (b)$        (b)$

LORD ABBETT SERIES FUND, INC.

    Managed by Lord, Abbett & Co.

    Growth and Income Portfolio             (a)$        (a)$
                                            (b)$        (b)$


MFS VARIABLE INSURANCE TRUST

    Managed by Massachusetts Financial
    Services Company

    MFS Emerging Growth Series              (a)$        (a)$
                                            (b)$        (b)$
    MFS Research Series                     (a)$        (a)$
                                            (b)$        (b)$
    MFS Growth With Income Series           (a)$        (a)$
                                            (b)$        (b)$
    MFS High Income Series                  (a)$        (a)$
                                            (b)$        (b)$
    MFS World Governments Series            (a)$        (a)$
                                            (b)$        (b)$

OPPENHEIMER VARIABLE ACCOUNT FUNDS

    Managed by OppenheimerFunds, Inc.

    Oppenheimer High Income Fund            (a)$        (a)$
                                            (b)$        (b)$
    Oppenheimer Bond Fund                   (a)$        (a)$
                                            (b)$        (b)$
    Oppenheimer Growth Fund                 (a)$        (a)$
                                            (b)$        (b)$
    Oppenheimer Growth & Income Fund        (a)$        (a)$
                                            (b)$        (b)$
    Oppenheimer Strategic Bond Fund         (a)$        (a)$
                                            (b)$        (b)$






EXPLANATION  OF  FEE  TABLE  AND  EXAMPLES

1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios.

2. The withdrawal charge is 5% of the purchase payments you withdraw. After Cova has had a purchase payment for 5 years, there is no charge by Cova for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, you can take up to 10% of your total purchase payments each year without a charge from Cova.

3. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is for the Dollar Cost Averaging, Automatic Rebalancing or Approved Asset Allocation Programs.

4. Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

5. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

6.    The  assumed  average  contract  size  is  $30,000.

7. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.



1.    THE  ANNUITY  CONTRACT

This  Prospectus  describes the Fixed and Variable Annuity Contract offered by
Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The Contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 31 investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this in
Section  10  -  Other  Information.


2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. You can also choose among income plans. We call those annuity options.

We ask you to choose your annuity date and annuity option when you purchase the contract. You can change either at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later. The annuitant is the person whose life we look to when we make annuity payments.

If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the fixed account, the investment portfolio(s) or a combination of both. If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your contract in the investment portfolio(s) on the annuity date, 2) the 3% assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. If the actual performance exceeds the 3% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3%, your annuity payments will decrease.

You can choose one of the following annuity options. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66-2/3% or 50% of the amount that we would have paid if both were alive.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment ($2,000 if the contract is issued in Massachusetts or Texas). In that case, Cova may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month ($20 in Texas), Cova has the right to change the frequency of payments so that your annuity payments are at least $100 ($20 in Texas).


3.    PURCHASE

PURCHASE  PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000. The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $2,000 or more to either type of contract.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise.

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). When you cancel the contract within this time period, Cova will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. In certain states or if you have purchased the contract as an IRA, we may be required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we will put your purchase payment in the Money Market Fund of General American Capital Company for 15 days after we allocate your first purchase payment. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION  UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every  day  we  determine  the  value  of an accumulation unit for each of the investment  portfolios.  We  do  this  by:

1. determining the total amount of money invested in the particular investment portfolio;

2. subtracting from that amount any insurance charges and any other charges such as taxes we have deducted; and

3.    dividing  this  amount  by the number of outstanding accumulation units.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio divided by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Quality Bond Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Quality Bond Portfolio is $13.90. We then divide
$5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Quality Bond Portfolio.


4.    INVESTMENT  OPTIONS

The contract offers 31 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.


AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     AIM V.I. Capital Appreciation Fund
     AIM V.I. International Equity Fund
     AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Alliance Variable Products Series Fund, Inc. is a mutual fund with multiple portfolios. Alliance Capital Management L.P. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     Premier Growth Portfolio
     Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST

Liberty Variable Investment Trust is a mutual fund with multiple portfolios. Keyport Advisory Services Corp. (KASC) is the investment manager to the Trust. KASC has engaged Newport Fund Management, Inc. as sub-adviser to provide investment advice for the Newport Tiger, Variable Series. The following portfolio is available under the contract:

Newport Tiger, Variable Series (a portfolio investing in equity securities of companies located in certain countries of Asia).

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

     Money Market Fund

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory), which is an affiliate of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following portfolios are available under the contract:

     J.P. Morgan Investment Management Inc. is the sub-adviser to the following portfolios:

     Small Cap Stock Portfolio
     Large Cap Stock Portfolio
     Select Equity Portfolio
     International Equity Portfolio
     Quality Bond Portfolio

     Lord, Abbett & Co. is the sub-adviser to the following portfolios:

     Bond Debenture Portfolio
     Large Cap Research Portfolio
     Developing Growth Portfolio
     Mid Cap Value Portfolio
     Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES

Investors Fund Series is a mutual fund with multiple portfolios. Zurich Kemper Investments, Inc. (ZKI) is the investment adviser for the Kemper Government Securities Portfolio and the Kemper Small Cap Growth Portfolio. Zurich Kemper Value Advisors, Inc., a wholly owned subsidiary of ZKI, is the investment adviser for the Kemper Small Cap Value Portfolio.
The following portfolios are available under the contract:

     Kemper Small Cap Value Portfolio
     Kemper Government Securities Portfolio
     Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. Each portfolio is managed by Lord, Abbett & Co. The following portfolio is available under the contract:

     Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST

MFS Variable Insurance Trust is a mutual fund with multiple portfolios. Massachusetts Financial Services Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

     MFS Emerging Growth Series
     MFS Research Series
     MFS Growth With Income Series
     MFS High Income Series
     MFS World Governments Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Variable Account Funds is a mutual fund with multiple portfolios. OppenheimerFunds, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     Oppenheimer High Income Fund
     Oppenheimer Bond Fund
     Oppenheimer Growth Fund
     Oppenheimer Growth & Income Fund
     Oppenheimer Strategic Bond Fund


TRANSFERS
You can transfer money among the fixed account and the 31 investment portfolios.

TRANSFERS  DURING  THE  ACCUMULATION  PHASE.
You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer during the accumulation phase:

1. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

2.  Your request for transfer must clearly state how much the transfer is for.

3.  You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time. If you make more than 12 transfers, a transfer fee will be charged.

Cova has reserved the right during the year to terminate or modify the transfer provisions described above.

You can make transfers by telephone. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM
The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program.

All Dollar Cost Averaging transfers will be made on the 15th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC  REBALANCING  PROGRAM
Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Quality Bond Portfolio and 60% to be in the Select Equity Portfolio. Over the next 2-1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Cova would sell some of your units in the Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Select Equity Portfolio to increase those holdings to 60%.

APPROVED  ASSET  ALLOCATION  PROGRAMS
Cova recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contracts. Certain providers of these types of services have agreed to provide such services to owners in accordance with Cova's administrative rules regarding such programs.

Cova has made no independent investigation of these programs. Cova has only established that these programs are compatible with our administrative systems and rules. Approved asset allocation programs are only available during the accumulation phase.

Even though Cova permits the use of approved asset allocation programs, the contract was not designed for professional market timing organizations.
Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and when Cova becomes aware of such disruptive practices, we may modify the transfer provisions of the contract.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

VOTING  RIGHTS
Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION
Cova may be required to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.


5.    EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE  CHARGES
Each day, Cova makes a deduction for its insurance charges. Cova does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk premium and 2) the administrative expense charge.

MORTALITY AND EXPENSE RISK PREMIUM. This charge is equal, on an annual basis, to 1.25% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then Cova will bear the loss. Cova does, however, expect to profit from this charge. The mortality and expense risk premium cannot be increased. Cova may use any profits it makes from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE  EXPENSE  CHARGE.  This charge is equal, on an annual basis, to
 .15% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for all the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. Cova does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Cova will bear the loss.

CONTRACT  MAINTENANCE  CHARGE
During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. (In South Carolina, the charge is the lesser of $30 or 2% of the value of the contract.) This charge is for administrative expenses (see above). This charge can not be increased.

Cova will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL  CHARGE
During the accumulation phase, you can make withdrawals from your contract. Cova keeps track of each purchase payment. Once a year after the first year, you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Otherwise, the charge is 5% of each purchase payment you take out. However, after Cova has had a purchase payment for 5 years, there is no charge when you withdraw that purchase payment. For purposes of the withdrawal charge, Cova treats withdrawals as coming from the oldest purchase payment first. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Cova does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

After you have owned the contract for one year, if you, or your joint owner, has been confined to a nursing home or hospital for at least 90 consecutive days under a doctor's care and you need part or all of the money from your contract, Cova will not impose a withdrawal charge. You or your joint owner cannot have been so confined when you purchased your contract if you want to take advantage of this provision. This is called the Nursing Home Waiver. This provision is not available in all states.

REDUCTION  OR  ELIMINATION  OF  THE  WITHDRAWAL  CHARGE
Cova will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova will not deduct a withdrawal charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM  TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER  FEE
You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred whichever is less.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

INCOME  TAXES
Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT  PORTFOLIO  EXPENSES
There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.


6.    TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY  CONTRACTS  IN  GENERAL
Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS
If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS
If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59-1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS  -  QUALIFIED  CONTRACTS
The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES
The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner:
(1) reaches age 59-1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION
The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.


7.    ACCESS  TO  YOUR  MONEY

You  can  have  access  to  the  money  in  your  contract:
(1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax and less any contract maintenance charge. (See Section 5. Expenses for a discussion of the charges.)

Unless you instruct Cova otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6. Taxes and the discussion in the Statement of Additional Information.

SYSTEMATIC  WITHDRAWAL  PROGRAM
If you are 59 1/2 or older, you may use the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. Cova does not have any charge for this program, but reserves the right to charge in the future. If you use this program, you may not also make a single 10% free withdrawal. For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.

All Systematic Withdrawals will be paid on the 15th day of the month unless that day is not a business day. If it is not, then the payment will be the next business day.

INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.


8.    PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the investment portfolio expenses. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease.
Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, withdrawal charges and the investment portfolio expenses.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding portfolios, modified to reflect the charges and expenses of the contract as if the contracts had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historic performance.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The Appendix contains performance information that you may find informative. Future performance will vary and results shown are not necessarily representative of future results.

9.    DEATH  BENEFIT

UPON  YOUR  DEATH
If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

The amount of the death benefit depends on how old you or your joint owner is.

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greater of:

1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

2.  The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary before the date of death, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

After you, or your joint owner, reaches age 80, the death benefit will be the greater of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

2.  The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary on or before you or your joint owner reaches age 80, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

DEATH  OF  ANNUITANT
If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.


10.    OTHER  INFORMATION

COVA
Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova which on that date changed its name to Cova Financial Services Life Insurance Company.

Cova is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

THE  SEPARATE  ACCOUNT
Cova has established a separate account, Cova Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Cova adopted a resolution to establish the Separate Account under Missouri insurance law on February 24, 1987. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR
Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 5.5% of purchase payments but, under certain circumstances, may be paid an additional .5% commission. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commissions. To the extent that the withdrawal charge is insufficient to cover the actual cost of distribution, Cova may use any of its corporate assets, including any profit from the mortality and expense risk premium, to make up any difference.

OWNERSHIP
OWNER. You, as the owner of the contract, have all the rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner. The beneficiary becomes the owner when a death benefit is payable.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except in Pennsylvania). Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY
The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT
You can assign the contract at any time during your lifetime. Cova will not be bound by the assignment until it receives the written notice of the assignment. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS
Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

FINANCIAL  STATEMENTS
The consolidated financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.

TABLE  OF  CONTENTS  OF  THE
STATEMENT  OF  ADDITIONAL  INFORMATION

     Company
     Experts
     Legal  Opinions
     Distribution
     Performance  Information
     Tax  Status
     Annuity  Provisions
     Financial  Statements


                        APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

The accumulation units are new and therefore have no performance history. However, the corresponding portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the portfolios affects accumulation unit values, the following performance information was developed. The information is based upon the historical experience of the portfolios and is for the periods shown.

The chart below shows the investment performance of the portfolios and the accumulation units performance calculated by assuming that accumulation units were invested in the portfolio for the same periods.

The performance figures in Column A reflect the fees and expenses paid by the portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges as well as the fees and expenses of the portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of the portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED 12/31/96

                                               Column A                Column B                Column C
                                           Portfolio Performance        Accumulation       Unit Performance
                                     ----------------------  ----------------------  ----------------------
                            Portfolio               10 yrs/                 10 yrs/                 10 yrs/
                            Inception               since                   since                   since
Portfolio                     Date      1 yr  5 yrs inception   1 yr  5 yrs inception   1 yr  5 yrs inception
-----------------          ------------ ----------------------  ----------------------  ----------------------

AIM VARIABLE INSURANCE
FUNDS, INC.
AIM V.I. Capital
Appreciation
AIM V.I. International
Equity
AIM V.I. Value

ALLIANCE VARIABLE PRODUCTS
SERIES FUND, INC.
Premier Growth
Real Estate Investment


LIBERTY VARIABLE INVESTMENT
TRUST
Newport Tiger, Variable Series

GENERAL AMERICAN CAPITAL
COMPANY
Money Market

COVA SERIES TRUST
Small Cap Stock
Large Cap Stock
Select Equity
International Equity
Quality Bond
Bond Debenture

INVESTORS FUND SERIES
Kemper Small Cap Value
Kemper Government Securities
Kemper Small Cap Growth

LORD ABBETT SERIES FUND, INC.
Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST
MFS Emerging Growth
MFS Research
MFS Growth With Income
MFS High Income
MFS World Governments

OPPENHEIMER VARIABLE ACCOUNT
FUNDS
Oppenheimer High Income
Oppenheimer Bond
Oppenheimer Growth
Oppenheimer Growth & Income
Oppenheimer Strategic Bond






---------------------------
---------------------------                                            STAMP
---------------------------


                              Cova Financial Services Life Insurance Company
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644









     Please send me, at no charge, the Statement of Additional Information dated ____________, 1997 for The Annuity Contract issued by Cova.




                  (Please print or type and fill in all information)




     ---------------------------------------------------------------------------
     Name

     ---------------------------------------------------------------------------
     Address

     ---------------------------------------------------------------------------
     City                                         State               Zip Code

CL-___(_/97)                                                       COVA VA

================================================================================

                                   PART A - VERSION B


Cova Financial Services Life Insurance Company                _____, 1997



               PROFILE of the Fixed and Variable Annuity Contract

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The Contract provides a means for investing on a tax-deferred basis in a fixed account of Cova and 5 investment portfolios. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The fixed account offers an interest rate that is guaranteed by the insurance company, Cova. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Cova.

This Contract also offers 5 investment  portfolios  which are listed in
Section 4. These portfolios are designed to offer a potentially better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

You can put money into any or all of the investment portfolios and the fixed account. You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 5, 10 or 20 years (as you select) if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE. You can buy this Contract with $5,000 or more under most circumstances. You can add $2,000 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS. You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds:

Managed by Frank Russell        Managed by Conning Asset
Investment Management Company      Management Company
   Multi-Style Equity              Money Market
   Aggressive Equity
   Non-U.S.
   Core Bond

Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each.

Each year Cova deducts a $30 contract maintenance charge from your Contract. Cova currently waives this charge if the value of your Contract is at least $50,000. Cova also deducts for its insurance charges which total 1.40% of the average daily value of your Contract allocated to the investment portfolios.

There are also investment charges which range from .205% to 1.30% of the average daily value of the investment portfolio depending upon the investment portfolio.

If you take your money out, Cova may assess a withdrawal charge which is equal to 5% of the purchase payment you withdraw. When you begin receiving regular income payments from your annuity, Cova will assess a state premium tax charge, if applicable, which ranges from 0-4% depending upon the state.

The following chart is designed to help you understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.40% insurance charges and the investment expenses for each investment portfolio. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge.

The premium tax is assumed to be 0% in both examples.

                                                                                                           Examples:
                                                                                                           Total Annual
                                            Total Annual          Total Annual        Total                Expenses At End of:
                                            Insurance             Portfolio           Annual               (1)           (2)
Portfolio                                   Charges               Expenses            Expenses             1 Year        10 Years
---------------------                       -------------         -------------       -------------        ------        --------

Managed by Frank Russell Investment
Management Company
 Multi-Style Equity                         1.50%                 0.92%               2.42%                $_____        $______
 Aggressive Equity                          1.50%                 1.25%               2.75%                $_____        $______
 Non-U.S.                                   1.50%                 1.30%               2.80%                $_____        $______
 Core Bond                                  1.50%                 0.80%               2.30%                $_____        $______

Managed by Conning Asset
 Management Company
 Money Market                               1.50%                 0.205%              1.705%               $_____        $______

The charges reflect any expense reimbursement or fee waiver. For more detailed information, see the Fee Table in the Prospectus for the Contract.

6. TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. After the first year, you can take up to 10% of your total purchase payments each year without charge from Cova. Withdrawals in excess of that will be charged 5% of each payment you take out. Each purchase payment you add to your Contract has its own 5 year withdrawal charge period. After Cova has had a payment for 5 years, there is no charge for withdrawing that payment. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE. The value of the Contract will vary up or down depending upon the investment performance of the Portfolio(s) you choose. Cova may provide total return figures for each investment portfolio.

9. DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of three amounts: 1) the money you've put in less any money you've taken out, and the related withdrawal charges, or 2) the value of your Contract at the time the death benefit is to be paid, or 3) the value of your Contract at the most recent 5th-year-anniversary before the date of death plus any money you've added since that anniversary minus any money you've taken out since that anniversary, and the related withdrawal charges. If you die after age 80, slightly different rules apply.

10.  OTHER INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a withdrawal charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. If we're required by law to return your original payment, we will put your money in the Money Market Fund of General American Capital Company during the free- look period.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This Contract has additional features you might be interested in. These include:

     You can arrange to have money automatically sent to you each month while your Contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

     You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

     Under certain circumstances, Cova will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the Nursing Home Waiver.

These features are not available in all states and may not be suitable for your particular situation.

11.  INQUIRIES.  If you need more information, please contact us at:

                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661





                                 THE  FIXED
                            AND  VARIABLE  ANNUITY
                                 ISSUED  BY
                     COVA  VARIABLE  ANNUITY  ACCOUNT  ONE
                                    AND
                          COVA  FINANCIAL  SERVICES
                          LIFE  INSURANCE  COMPANY


This prospectus describes the Fixed and Variable Annuity Contract offered by Cova Financial Services Life Insurance Company (Cova).

The annuity contract has 6 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 5 investment portfolios listed below. The 5 investment portfolios are part of the Russell Insurance Funds or General American Capital Company. You can put your money in the fixed account and/or any of these investment portfolios.


RUSSELL INSURANCE FUNDS

      Managed by Frank Russell Investment Management Company
            Multi-Style Equity
            Aggressive Equity
            Non-U.S.
            Core Bond


GENERAL AMERICAN CAPITAL COMPANY

      Managed by Conning Asset Management Company
            Money  Market

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _____, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800)
831-5433 or write us at: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

______,  1997.


TABLE  OF  CONTENTS                                                       Page

   INDEX  OF  SPECIAL  TERMS

   FEE  TABLE

   EXAMPLES

1.  THE  ANNUITY  CONTRACT

2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

3.  PURCHASE
   Purchase  Payments
   Allocation  of  Purchase  Payments
   Accumulation  Units

4.  INVESTMENT  OPTIONS
   Russell Insurance Funds
   General American Capital Company
   Transfers
   Dollar  Cost  Averaging  Program
   Automatic  Rebalancing  Program
   Approved  Asset  Allocation  Programs
   Voting  Rights
   Substitution

5.  EXPENSES
   Insurance  Charges
   Contract  Maintenance  Charge
   Withdrawal  Charge
   Reduction  or  Elimination  of  the
     Withdrawal  Charge
   Premium  Taxes
   Transfer  Fee
   Income  Taxes
   Investment  Portfolio  Expenses

6.  TAXES
   Annuity  Contracts  in  General
   Qualified  and  Non-Qualified  Contracts
   Withdrawals  -  Non-Qualified  Contracts
   Withdrawals  -  Qualified  Contracts
   Withdrawals  -  Tax-Sheltered  Annuities
   Diversification

7.  ACCESS  TO  YOUR  MONEY
   Systematic  Withdrawal  Program

8.  PERFORMANCE

9.  DEATH  BENEFIT
   Upon  Your  Death
   Death  of  Annuitant

10.OTHER  INFORMATION
   Cova
   The  Separate  Account
   Distributor
   Ownership
   Beneficiary
   Assignment
   Suspension  of  Payments  or  Transfers
   Financial  Statements

TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF
ADDITIONAL  INFORMATION

APPENDIX - PERFORMANCE INFORMATION



INDEX  OF  SPECIAL  TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                    PAGE
Accumulation  Phase
Accumulation  Unit
Annuitant
Annuity  Date
Annuity  Options
Annuity  Payments
Annuity  Unit
Beneficiary
Fixed  Account
Income  Phase
Investment  Portfolios
Joint  Owner
Non-Qualified
Owner
Purchase  Payment
Qualified
Tax  Deferral

COVA  VARIABLE  ANNUITY  ACCOUNT  ONE  FEE  TABLE

OWNER  TRANSACTION  EXPENSES
Withdrawal  Charge  (see  Note  2  below)      5%  of  purchase  payment  withdrawn

TRANSFER  FEE  (see Note  3  below)
      No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer or, if less, 2% of the amount transferred.

CONTRACT MAINTENANCE CHARGE (see Note 4 below)  $30 per contract per year

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)
Mortality and Expense Risk Premium              1.25%
Administrative Expense Charge                    .15%
                                                -----
TOTAL SEPARATE ACCOUNT
 ANNUAL EXPENSES                                1.40%


INVESTMENT  PORTFOLIO  EXPENSES
(as  a  percentage  of  the  average  daily  net  assets  of  an  investment  portfolio)
                                    Management Fees     Other Expenses (after   Total Annual
                                   (after fee waiver)*  expense reimbursement)* Portfolio Expenses
                                   -------------------  ----------------------  -------------------
RUSSELL INSURANCE FUNDS
Managed by Frank Russell
Investment Management Company
  Multi-Style Equity                      .22%                           .70%            .92%
  Aggressive Equity                       .26%                           .99%           1.25%
  Non-U.S.                                  0%                           1.30           1.30%
  Core Bond                                 0%                           .80%            .80%


*The manager has voluntarily agreed to waive a portion of the management fee, up to the full amount of the fee, equal to the amount by which the Fund's total operating expenses exceed the amounts set forth above under "Total Annual
Portfolio Expenses." Additionally, the manager has voluntarily agreed to reimburse the Fund for all remaining expenses after fee waivers which exceed the amount set forth above for each Fund under "Total Annual Portfolio Expenses".
Absent such waiver and reimbursement, the management fees and total operating expenses would be .78% and 1.68% for the Multi-Style Equity Fund; .95% and 2.31% for the Aggressive Equity Fund; .95% and 5.31% for the Non-U.S. Fund;
and .60% and 2.36% for the Core Bond Fund.


GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company
  Money Market                            .205%                             0%           .205%


EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

(a)upon  surrender  at  the  end  of  each  time  period;
(b)if  the  contract  is  not  surrendered  or  is  annuitized.


                                        Time  Periods

                                      1 year     3 years
                                   ---------  ----------

RUSSELL INSURANCE FUNDS
Managed by Frank Russell
Investment Management
Company
Multi-Style Equity                 (a)$_____  (a)$______
                                   (b)$_____  (b)$______
Aggressive Equity                  (a)$_____  (b)$______
                                   (b)$_____  (b)$______
Non-U.S.                           (a)$_____  (a)$______
                                   (b)$_____  (b)$______
Core Bond                          (a)$_____  (a)$______
                                   (b)$_____  (b)$______

GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company

Money Market                       (a)$_____  (a)$______
                                   (b)$_____  (b)$______

EXPLANATION  OF  FEE  TABLE  AND  EXAMPLES

1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios.

2. The withdrawal charge is 5% of the purchase payments you withdraw. After Cova has had a purchase payment for 5 years, there is no charge by Cova for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, you can take up to 10% of your total purchase payments each year without a charge from Cova.

3. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is for the Dollar Cost Averaging, Automatic Rebalancing or Approved Asset Allocation Programs.

4. Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

5. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

6.    The  assumed  average  contract  size  is  $30,000.

7. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


1.    THE  ANNUITY  CONTRACT

This  Prospectus  describes the Fixed and Variable Annuity Contract offered by
Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The Contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 5 investment portfolios, and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this in
Section  10  -  Other  Information.


2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. You can also choose among income plans. We call those annuity options.

We ask you to choose your annuity date and annuity option when you purchase the contract. You can change either at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later. The annuitant is the person whose life we look to when we make annuity payments.

If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the fixed account, the investment portfolio(s) or a combination of both. If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your contract in the investment portfolio(s) on the annuity date, 2) the 3% assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. If the actual performance exceeds the 3% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3%, your annuity payments will decrease.

You can choose one of the following annuity options. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66-2/3% or 50% of the amount that we would have paid if both were alive.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment ($2,000 if the contract is issued in Massachusetts or Texas). In that case, Cova may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month ($20 in Texas), Cova has the right to change the frequency of payments so that your annuity payments are at least $100 ($20 in Texas).


3.    PURCHASE

PURCHASE  PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000. The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $2,000 or more to either type of contract.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise.

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). When you cancel the contract within this time period, Cova will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. In certain states or if you have purchased the contract as an IRA, we may be required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we will put your purchase payment in the Money Market Portfolio of the Cova Series Trust for 15 days after we allocate your first purchase payment. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION  UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every  day  we  determine  the  value  of an accumulation unit for each of the investment  portfolios.  We  do  this  by:

1. determining the total amount of money invested in the particular investment portfolio;

2. subtracting from that amount any insurance charges and any other charges such as taxes we have deducted; and

3.    dividing  this  amount  by the number of outstanding accumulation units.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio divided by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Multi-Style Equity Fund. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Multi-Style Equity Fund is $13.90. We then divide
$5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Multi-Style Equity Fund.

4.    INVESTMENT  OPTIONS

The Contract offers 5 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

RUSSELL INSURANCE FUNDS

Russell Insurance Funds is managed by Frank Russell Investment Management Company. Russell Insurance Funds is a mutual fund with four portfolios, each with its own investment objective. The following portfolios are available under the contract:

     Multi-Style Equity Fund
     Aggressive Equity Fund
     Non-U.S. Fund
     Core Bond Fund

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

     Money Market Fund

TRANSFERS
You can transfer money among the fixed account and the 5 investment portfolios.

TRANSFERS  DURING  THE  ACCUMULATION  PHASE.
You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer during the accumulation phase:

1. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

2.  Your request for transfer must clearly state how much the transfer is for.

3.   You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time. If you make more than 12 transfers, a transfer fee will be charged.

Cova has reserved the right during the year to terminate or modify the transfer provisions described above.

You can make transfers by telephone. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM
The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program.

All Dollar Cost Averaging transfers will be made on the 15th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC  REBALANCING  PROGRAM
Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Core Bond Fund and 60% to be in the Multi-Style Equity Fund. Over the next 2-1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Core Bond Fund now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Cova would sell some of your units in the Core Bond Fund to bring its value back to 40% and use the money to buy more units in the Multi-Style Equity Fund to increase those holdings to 60%.

APPROVED  ASSET  ALLOCATION  PROGRAMS
Cova recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contracts. Certain providers of these types of services have agreed to provide such services to owners in accordance with Cova's administrative rules regarding such programs.

Cova has made no independent investigation of these programs. Cova has only established that these programs are compatible with our administrative systems and rules. Approved asset allocation programs are only available during the accumulation phase.

Even though Cova permits the use of approved asset allocation programs, the contract was not designed for professional market timing organizations.
Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and should Cova become aware of such disruptive practices, we may modify the transfer provisions of the contract.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

VOTING  RIGHTS
Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION
Cova may be required to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.


5.    EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE  CHARGES
Each day, Cova makes a deduction for its insurance charges. Cova does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk premium and 2) the administrative expense charge.

MORTALITY AND EXPENSE RISK PREMIUM. This charge is equal, on an annual basis, to 1.25% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then Cova will bear the loss. Cova does, however, expect to profit from this charge. The mortality and expense risk premium cannot be increased. Cova may use any profits it makes from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE  EXPENSE  CHARGE.  This charge is equal, on an annual basis, to
 .15% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for all the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. Cova does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Cova will bear the loss.

CONTRACT  MAINTENANCE  CHARGE
During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. (In South Carolina, the charge is the lesser of $30 or 2% of the value of the contract.) This charge is for administrative expenses (see above). This charge can not be increased.

Cova will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL  CHARGE
During the accumulation phase, you can make withdrawals from your contract. Cova keeps track of each purchase payment. Once a year after the first year, you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Otherwise, the charge is 5% of each purchase payment you take out. However, after Cova has had a purchase payment for 5 years, there is no charge when you withdraw that purchase payment. For purposes of the withdrawal charge, Cova treats withdrawals as coming from the oldest purchase payment first. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Cova does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

After you have owned the contract for one year, if you, or your joint owner, has been confined to a nursing home or hospital for at least 90 consecutive days under a doctor's care and you need part or all of the money from your contract, Cova will not impose a withdrawal charge. You or your joint owner cannot have been so confined when you purchased your contract if you want to take advantage of this provision. This is called the Nursing Home Waiver. This provision is not available in all states.

REDUCTION  OR  ELIMINATION  OF  THE  WITHDRAWAL  CHARGE
Cova will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova will not deduct a withdrawal charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM  TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER  FEE
You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred whichever is less.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

INCOME  TAXES
Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT  PORTFOLIO  EXPENSES
There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.


6.    TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY  CONTRACTS  IN  GENERAL
Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS
If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS
If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59-1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS  -  QUALIFIED  CONTRACTS
The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES
The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner:
(1) reaches age 59-1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION
The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.


7.    ACCESS  TO  YOUR  MONEY

You  can  have  access  to  the  money  in  your  contract:
(1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax and less any contract maintenance charge. (See Section 5. Expenses for a discussion of the charges.)

Unless you instruct Cova otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6. Taxes and the discussion in the Statement of Additional Information.

SYSTEMATIC  WITHDRAWAL  PROGRAM
If you are 59-1/2 or older, you may use the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. Cova does not have any charge for this program, but reserves the right to charge in the future. If you use this program, you may not also make a single 10% free withdrawal. For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.

All Systematic Withdrawals will be paid on the 15th day of the month unless that day is not a business day. If it is not, then the payment will be the next business day.

INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.


8.    PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the expenses of the investment portfolio. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, withdrawal charges and the expenses of the investment portfolio.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding portfolios, modified to reflect the charges and expenses of the contract as if the contracts had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historical performance.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The Appendix contains performance information that you may find informative. Future performance will vary and results shown are not necessarily representative of future results.

9.    DEATH  BENEFIT

UPON  YOUR  DEATH
If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

The amount of the death benefit depends on how old you or your joint owner is.

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greater of:

1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

2.  The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary before the date of death, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

After you, or your joint owner, reaches age 80, the death benefit will be the greater of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

2.  The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary on or before you or your joint owner reaches age 80, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

DEATH  OF  ANNUITANT
If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.


10.    OTHER  INFORMATION

COVA
Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova which on that date changed its name to Cova Financial Services Life Insurance Company.

Cova is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

THE  SEPARATE  ACCOUNT
Cova has established a separate account, Cova Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Cova adopted a resolution to establish the Separate Account under Missouri insurance law on February 24, 1987. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR
Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 5.5% of purchase payments but, under certain circumstances, may be paid an additional .5% commission. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commissions. To the extent that the withdrawal charge is insufficient to cover the actual cost of distribution, Cova may use any of its corporate assets, including any profit from the mortality and expense risk premium, to make up any difference.

OWNERSHIP
OWNER. You, as the owner of the contract, have all the rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner. The beneficiary becomes the owner when a death benefit is payable.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except in Pennsylvania). Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY
The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT
You can assign the contract at any time during your lifetime. Cova will not be bound by the assignment until it receives the written notice of the assignment. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS
Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

FINANCIAL  STATEMENTS
The consolidated financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.


TABLE  OF  CONTENTS  OF  THE
STATEMENT  OF  ADDITIONAL  INFORMATION

     Company
     Experts
     Legal  Opinions
     Distribution
     Performance  Information
     Tax  Status
     Annuity  Provisions
     Financial  Statements


                                      APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

The accumulation units are new and therefore have no performance history. However, the corresponding portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the portfolios affects accumulation unit values, the following performance information was developed. The information is based upon the historical experience of the portfolios and is for the periods shown.

The chart below shows the investment performance of the portfolios and the accumulation units performance calculated by assuming that accumulation units were invested in the portfolio for the same periods.

The performance figures in Column A reflect the fees and expenses paid by the portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges as well as the fees and expenses of the portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of the portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED 12/31/96

                                               Column A                Column B                Column C
                                           Portfolio Performance        Accumulation       Unit Performance
                                     ----------------------  ----------------------  ----------------------
                        Portfolio                 10 yrs/                 10 yrs/                 10 yrs/
                        Inception                 since                   since                   since
Portfolio                 Date         1 yr  5 yrs inception   1 yr  5 yrs inception   1 yr  5 yrs inception
-----------------       ----------     ----------------------  ----------------------  ----------------------

RUSSELL INSURANCE FUNDS
Multi-Style Equity
Aggressive Equity
Non-U.S.
Core Bond

GENERAL AMERICAN
CAPITAL COMPANY
Money Market











---------------------------
---------------------------                                            STAMP
---------------------------


                              Cova Financial Services Life Insurance Company
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644









     Please send me, at no charge, the Statement of Additional Information dated ______, 1997 for The Annuity Contract issued by Cova.




                  (Please print or type and fill in all information)




     ---------------------------------------------------------------------------
     Name

     ---------------------------------------------------------------------------
     Address

     ---------------------------------------------------------------------------
     City                                         State               Zip Code

CL-___(_/97)                                                       COVA VA


                                       PART B


                       STATEMENT OF ADDITIONAL INFORMATION

             INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                                       AND

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ______, 1997, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, (800) 831-5433.

     THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _____, 1997.


                              TABLE OF CONTENTS



Page

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTION
Reduction or Elimination of the Withdrawal Charge

PERFORMANCE INFORMATION
Total Return
Historical Unit Values
Reporting Agencies

TAX STATUS
General
Diversification
Multiple Contracts
Contracts Owned by Other than Natural Persons
Tax Treatment of Assignments
Income Tax Withholding
Tax Treatment of Withdrawals - Non-Qualified Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts
Tax-Sheltered Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
Variable Annuity
Fixed Annuity
Annuity Unit
Net Investment Factor
Mortality and Expense Guarantee

FINANCIAL STATEMENTS




                                   COMPANY

Cova Financial Services Life Insurance Company (the "Company") was originally incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation and changed its name to Xerox Financial Services Life Insurance
Company    in  1985.   On June 1, 1995 a wholly-owned subsidiary of General
American  Life  Insurance  Company ("General American") purchased the Company
from   Xerox Financial Services, Inc.     The Company changed  its  name
to Cova Financial Services Life Insurance Company. The Company presently is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

General  American  is  a  St.  Louis-based  mutual company with more than $250
billion   of life insurance in force and approximately $19 billion in assets.
It provides life and health insurance, retirement plans, and related financial services to individuals and groups.

On April 1, 1996, the Company contributed initial capital to the Large Cap Stock and Quality Bond Sub-Accounts of the Separate Account. As of December 31, 1996, the capital contributed to the Large Cap Stock Sub-Account represented approximately 75% of the total assets of such Sub-Account and the capital contributed to the Quality Bond Sub-Account represented approximately 36% of the total assets of such Sub-Account. The Company currently intends to remove these assets from the Sub-Accounts on a pro rata basis in proportion to money invested in the Sub-Accounts by Contract Owners.

                                   EXPERTS

The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholder's equity and cash flows for the year ended December 31, 1996 and the periods from June 1, 1995 through December 31, 1995 and January 1, 1995 through May 31, 1995 and for the year ended December 31, 1994 and the combined statement of assets and liabilities and contract owners' equity of the Separate Account as of December 31, 1996 and the related combined statement of operations for the year then ended and the statement of change in contract owners' equity for the years ended December 31, 1996 and 1995, included herein, have been included herein in reliance upon the reports of _______________________, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTION

Cova Life Sales Company ("Life Sales") acts as the distributor. Prior to June 1, 1995, Cova Life Sales Company was known as Xerox Life Sales Company. Life Sales is an affiliate of the Company. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the Withdrawal Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Withdrawal Charge will be determined by the Company after examination of all the relevant factors such as:

     1.  The size and type of group to which sales are to be made will be
considered.    Generally,  the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2.    The  total  amount of purchase payments to be received will be
considered.    Per  Contract  sales  expenses  are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Withdrawal Charge.

The Withdrawal Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Withdrawal Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                           PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Premium, a .15% Administrative Expense Charge, the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges and Withdrawal Charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Withdrawal Charges to arrive at
the  ending  hypothetical  value.    The  average  annual total return is then
determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                               P (1  + T)  =  ERV

Where:

P    =  a hypothetical initial payment of $1,000
T    =  average annual total return
n    =  number of years
ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical
        $1,000 payment made at the beginning of the time periods used.



The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any Withdrawal Charge. The deduction of any Withdrawal Charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

The Accumulation Units are new and therefore have no performance history. However, the corresponding Portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the Portfolios affects accumulation unit values, performance information was developed. The information is based upon the historical experience of the Portfolios and is for the periods shown.
The prospectus contains a chart of performance information.

Future performance of the Portfolios will vary and the results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance for a Portfolio is calculated for a specified period of time by assuming an initial Purchase Payment of $1,000 allocated to the Portfolio. There are performance figures for the Accumulation Units which reflect the insurance charges as well as the Portfolio expenses. There are also performance figures for the Accumulation Units which reflect the insurance charges, the contract maintenance charge, the Portfolio expenses, and assume that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.

Historical Unit Values

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to
the investment portfolio    being    compared.    The  Standard & Poor's 500
Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company  may  also distribute sales literature which compares the
performance  of    the    Accumulation Unit values of the Contracts with the
unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data
which    currently    tracks  the  performance  of  almost  4,000  investment
companies. The rankings compiled by Lipper may or may not reflect the deduction
of  asset-based    insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.


                                  TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT
SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For  annuity  payments,  a  portion  of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification
of    the   Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The   Company  intends that all investment portfolios underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural
person,  e.g.,  a  corporation    or  certain other entities.  Such Contracts
generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or
b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative
procedures.    Owners,  participants  and Beneficiaries  are  responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.     H.R. 10 Plans

Section  401  of  the  Code  permits  self-employed  individuals  to establish
Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals
- Qualified Contracts" below.) Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.     Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.     Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.
Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.     Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all
Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the
individual's    cost   basis  to  the individual's total accrued benefit under
the  retirement  plan.    Special  tax  rules  may  be  available  for certain
distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified
retirement  plans,  including    Contracts  issued  and  qualified  under Code
Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty
will  be  imposed.  The  tax  penalty    will  not  apply  to  the  following
distributions:  (a)  if distribution is made on or after the date on which the
Owner  or  Annuitant  (as  applicable)  reaches   age 59 1/2; (b)
distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)
(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant
(as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days. The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 701/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of
Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include
any  investment  results.   The limitations on withdrawals became effective on
January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide a first Annuity Payment greater than guaranteed under the same Annuity Option under this Contract, the greater payment will be made. The dollar amount of Annuity Payments after the first is determined as follows:

(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2)  the fixed number of Annuity Units is multiplied by the Annuity
     Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.



The total dollar amount of each Variable Annuity Payment is the sum of all investment portfolios' Variable Annuity Payments reduced by the applicable Contract Maintenance Charge.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

ANNUITY UNIT

The value of an Annuity Unit for each investment portfolio was arbitrarily set initially at $10. This was done when the first investment portfolio shares were purchased. The investment portfolio Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the investment portfolio Annuity Unit value for the immediately preceding Valuation Period by the product of (a) the Net Investment Factor for the day for which the Annuity Unit value is being calculated, and (b) 0.999919.

NET INVESTMENT FACTOR

The Net Investment Factor for any investment portfolio for any Valuation Period is determined by dividing:


(a)  the Accumulation Unit value as of the close of the current
     Valuation Period, by

(b) the Accumulation Unit value as of the close of the immediately preceding Valuation Period.



The Net Investment Factor may be greater or less than one, as the Annuity Unit value may increase or decrease.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

                             FINANCIAL STATEMENTS

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.


                                    PART C
                              OTHER INFORMATION


ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

a.         Financial Statements
           ---------------------------------------------------------------

           The financial statements of the Company and the Separate Account will be filed by Amendment.

b.         Exhibits
           ---------------------------------------------------------------

       1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.*

       2.  Not Applicable.

       3.  Principal Underwriter's Agreement. (to be filed by Amendment)

       4.(i) Individual Flexible Purchase Payment Deferred Variable Annuity
             Contract.

         (ii)Death Benefit Rider

        (iii)Rider - Nursing Home Waiver

       5.  Application for Variable Annuity. (to be filed by Amendment)

    6.(i)  Copy of Articles of Incorporation of the Company.
     (ii)  Copy of the Bylaws of the Company.

       7.  Not Applicable.

       8.  Form of Fund Participation Agreements (to be filed by Amendment).

       9.  Opinion and Consent of Counsel. (to be filed by Amendment)

      10.  Consent of Independent Accountants. (to be filed by Amendment)

      11.  Not Applicable.

      12.  Agreement Governing Contribution.**

      13.  Calculation of Performance (to be filed by Amendment)

      14.  Company Organizational Chart.

      27.  Not Applicable

      *Incorporated by reference to Registrant's initial filing on Form N-4
       (File No. 811-5200) as filed on June 11, 1987.

     **Incorporated by reference to Registrant's Amendment No. 5 (File No. 811-5200) as filed April 2, 1990.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors of the Company:

Name and Principal                Positions and Offices
 Business Address                 with Depositor
_______________________________   ____________________________________
Richard A. Liddy                  Chairman of the Board and Director
700 Market Street
St. Louis, MO 63101

Leonard Rubenstein                Director
700 Market Street
St. Louis, MO 63101

Lorry J. Stensrud                 President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

John W. Barber                    Director
13045 Tesson Ferry Road
St. Louis, MO 63128

Jerome P. Darga                   Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Connie Doern                      Vice President
1776 West Lakes Pkwy
Des Moines, IA 50266

Judy M. Drew                      Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Patricia E. Gubbe                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Philip A. Haley                   Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Christopher Harden                Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

J. Robert Hopson                  Vice President,
One Tower Lane, Suite 3000        Chief Actuary and Director
Oakbrook Terrace, IL  60181-4644

E. Thomas Hughes, Jr.             Treasurer and Director
700 Market St.
St. Louis, MO 63101

Douglas E. Jacobs                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Lisa O. Kirchner                  Vice President
1776 West Lakes Pkwy
Des Moines, IA 50266

William C. Mair                   Vice President,
One Tower Lane, Suite 3000        Controller and Director
Oakbrook Terrace, IL  60181-4644

Matthew P. McCauley               Assistant Secretary and Director
700 Market St.
St. Louis, MO 63101

Mark E. Reynolds                  Executive Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Myron H. Sandberg                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

John W. Schaus                    Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Peter L. Witkewiz                 Vice President
1776 West Lakes Pkwy
Des Moines, IA 50266

Kent R. Zimmerman                 Assistant Treasurer
700 Market Street
St. Louis, MO 63101




ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

A company organizational chart is filed as Exhibit 14.


ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28.   INDEMNIFICATION

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

     (a)  Not Applicable.

     (b) Cova Life Sales Company is the principal underwriter for the Contracts. The following persons are the officers and directors of Cova Life Sales Company. The principal business address for each officer and director of Cova Life Sales Company is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

Name and Principal  Positions and Offices
 Business Address   with Underwriter

Judy M. Drew        President, Chief Operations Officer and Director

Lorry J. Stensrud   Director

Patricia E. Gubbe   Vice President and Chief Compliance Officer

William C. Mair     Director

Philip A. Haley     Vice President

Frances S. Cook     Assistant Secretary

Robert A. Miner     Treasurer


     (c)  Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

Christopher Harden, whose address is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

Not Applicable.

ITEM 32.     UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Cova Financial Services Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                               REPRESENTATIONS

     The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Oakbrook Terrace, and State of Illinois on this 18th day of August, 1997.

                                      COVA VARIABLE ANNUITY ACCOUNT ONE
                                      (Registrant)


                                 By:  COVA FINANCIAL SERVICES LIFE
                                      INSURANCE COMPANY


                                 By: /S/ LORRY J. STENSRUD
                                      ____________________________________
                                      Lorry J. Stensrud, President


                                      COVA FINANCIAL SERVICES LIFE
                                      INSURANCE COMPANY
                                      Depositor

                                 By:   /S/ LORRY J. STENSRUD
                                      ____________________________________
                                      Lorry J. Stensrud, President


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



----------------------  Chairman of the Board     ------
Richard A. Liddy        and Director               Date

/S/LORRY J. STENSRUD    President and Director    8-18-97
----------------------                            ------
Lorry J. Stensrud                                  Date

----------------------  Director                  ------
Leonard M. Rubenstein                              Date

                        Director
----------------------                            ------
J. Robert Hopson                                   Date

William C. Mair*        Controller and Director   8-18-97
----------------------                            ------
William C. Mair                                    Date

E. Thomas Hughes, Jr.*  Treasurer and Director    8-18-97
----------------------                            ------
E. Thomas Hughes, Jr.                              Date

Matthew P. McCauley*    Director                  8-18-97
----------------------                            ------
Matthew P. McCauley                                Date

John W. Barber*         Director                  8-18-97
----------------------                            ------
John W. Barber                                     Date




                                  *By:   /S/ LORRY J. STENSRUD
                                      ____________________________________
                                       Lorry J. Stensrud, Attorney-in-Fact




                              INDEX TO EXHIBITS

EXHIBIT NO.

EX-99.B4(i)    Individual Flexible Purchase Payment Deferred Variable Annuity
               Contract.

EX-99.B4(ii)   Death Benefit Rider

EX-99.B4(iii)  Rider - Nursing Home Waiver

EX-99.B6(i)    Copy of Articles of Incorporation of the Company.

EX-99.B6(ii)   Copy of the Bylaws of the Company.

EX-99.B14      Company Organizational Chart.




                                   EXHIBITS

                                      TO

                                   FORM N-4

                                     FOR

                      COVA VARIABLE ANNUITY ACCOUNT ONE

                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY